SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Noah Education Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G65415 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G65415 104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Dong Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,116,810 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,116,810 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,116,810 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G65415 104	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jointly Gold Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,116,810 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,116,810 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,116,810 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G65415 104	13G	Page 4 of 5 Pages

ITEM 1	(a).	NAME OF ISSUER:

Noah Education Holdings Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. Dong Xu Jointly Gold Technologies Ltd.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. Dong Xu is c/o Noah Education Holdings Ltd., 10th, Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong, People’s Republic of China.

The address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c)	CITIZENSHIP:

Mr. Dong Xu is a citizen of the People’s Republic of China. The place of organization of Jointly Gold Technologies Ltd. is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00005 par value

ITEM 2	(e).	CUSIP NUMBER:

G65415 104

ITEM 3.		Not Applicable

CUSIP No. G65415 104	13G	Page 5 of 5 Pages

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Dong Xu	8,116,810	21.2	8,116,810	0	8,116,810	0
Jointly Gold Technologies Ltd.	8,116,810	21.2	8,116,810	0	8,116,810	0

Jointly Gold Technologies Ltd. is the record holder 8,116,810 ordinary shares of Noah Education Holdings Ltd. Jointly Gold Technologies Ltd. is affiliated with Mr. Dong Xu. As a result, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. Dong Xu may be deemed to beneficially own all of the shares held by Jointly Gold Technologies Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

Dong Xu	/s/ Dong Xu
Dong Xu

Jointly Gold Technologies Ltd.	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement